BIOXYTRAN, INC.

233 Needham Street

Suite 300

Newton, MA 02464

February 13, 2019

By EDGAR Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

        Re:       Bioxytran, Inc. (the “Company”)

                     Registration Statement on Form S-1

                    (File No.)  333-228602

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 3:30 p.m. Eastern Standard Time, on Thursday February 14, 2019, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

●       Should the Securities and Exchange Commission (the “Commission”), or the Commission’s staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●       The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Newman, Esq. of The Newman Law Firm, counsel to the Company, at (917) 494-9974 should you have any questions or require additional information regarding this request or to notify as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

BIOXYTRAN, INC.

By:	/s/ David Platt Ph.D
Name:	David Platt Ph.D
Title:	Chief Executive Officer